BTQ TECHNOLOGIES CORP.

(formerly Sonora Gold & Silver Corp.)

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

$	Unless otherwise indicated, Canadian dollars.

AIF	This Annual Information Form of the Company for the fiscal year ended December 31, 2023.

BTQ	BTQ Technologies Corp.

BCBCA	Business Corporations Act (British Columbia) including the regulations thereunder, as amended.

BCSC	British Columbia Securities Commission.

Board	The board of directors of the Company.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

Common Shares	Common shares without par value in the capital of the Company.

Company	BTQ Technologies Corp.

Computershare	Computershare Trust Company of Canada.

Governmental Authority	Any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) stock exchange or securities authorities.

Insider	Means, in relation to the Company:

(a) a director or senior officer of the Company;

(b) a director or senior officer of the corporation that is an Insider or subsidiary of the Company;

(c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or

(d) the Company itself if it holds any of its own securities.

Listing Statement	Listing Statement of the Corporation dated February 17, 2023.

NEO	CBOE Canada (formerly known as the NEO Exchange Inc.)

NI 51-102	National Instrument 51-102 - Continuous Disclosure Obligations.

person

Any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

Promoter	A person who:

(a) acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; or

(b)

in connection with the founding, organization or substantial reorganization of the business of the Company, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the Company's own securities or 10% or more of the proceeds from the sale of a class of the Company's own securities of a particular issue, but does not include a person who:

(c) receives securities or proceeds referred to in paragraph (b) solely

i) as underwriting commissions, or

ii) in consideration for property, and

(d) does not otherwise take part in founding, organizing or substantially reorganizing the business.

Equity Incentive Plan	The omnibus equity incentive plan of the Company dated February 17, 2023.

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at December 31, 2023.

In this annual information form, a reference to the "Company", "BTQ", "we", "us", "our" and similar words refer to BTQ Technologies Corp., its subsidiaries and affiliates, or any one of them, as the context requires.

CURRENCY AND EXCHANGE RATE INFORMATION

In this AIF, otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "$" or "C$" are to Canadian dollars, all references to "US$" are to United States dollars.

On December 31, 2023, the daily exchange rate as quoted by the Bank of Canada was US$1.00 = CAD$1.3226

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains forward-looking information within the meaning of applicable Canadian securities legislation with respect to the Company and its subsidiaries. Forward looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company's business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company's intellectual property; the general adoption of quantum technologies; the Company's research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as "will", "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

● the performance of the Company's business and operations;

● the intention to grow the Company's business and operations;

● the introduction and continued offering of services and product features;

● the market for the Company's products and services and competitive conditions;

● the Company's pricing and revenue models;

● the future liquidity and financial capacity;

● the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;

● the Company's intellectual property;

● the Company's ability to operate in certain markets;

● the Company's ability to meet current and future obligations;

● the Company's ability to obtain services in a timely manner or at all;

● the Company's ability to obtain financing on acceptable terms or at all;

● the Company's targeted business milestones and related timelines and costs; and

● expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations;

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading "Risk Factors" and elsewhere in this AIF. Forward-looking information contained in this AIF is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. In making the forward-looking statements in this AIF, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms. Other assumptions are discussed throughout this AIF and, in particular in the "Risk Factors" section of this AIF. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE

Name, Address and Incorporation

BTQ Technologies Corp. (previously known as Sonora Gold & Silver Corp.) was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia) as "Southern Star Resources Ltd." On February 17, 2023, the Company acquired 100% of the issued and outstanding securities of BTQ AG, a Liechtenstein entity, pursuant to a "reverse takeover transaction" whereby BTQ AG became a wholly owned subsidiary of the Company (the "Transaction") and the Company changed its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp.".

The Company's corporate headquarters is located at 16-113 555 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M8 and its registered office is located at 25th Floor, 700 W Georgia St., Vancouver, British Columbia, Canada, V7Y 1B3.

Intercorporate Relationships

BTQ is the sole shareholder of BTQ AG. In July 2021, BTQ AG opened a representative office in Taipei, Taiwan, which was converted into a branch office in November 2022.

The following diagram sets out the intercorporate relationships among the Company's material subsidiaries as of the date of this AIF, including the percentage ownership of voting securities and the jurisdiction of formation or existence of each subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Prior to the Transaction

BTQ AG was incorporated in the Principality of Liechtenstein on March 26, 2021 by a group of businesspeople and experienced post-quantum cryptographers.

On December 31, 2021, the Company and BTQ entered into a share exchange agreement, which was subsequently amended on April 29, 2022, July 30, 2022, and November 29, 2022.

On September 2, 2022, the Company issued an aggregate of 12,712,500 subscription receipts at a price of $0.40 per subscription receipt for aggregate gross proceeds of $5,085,000. On November 10, 2022, the Company the issued an additional 3,163,750 subscription receipts at a price of $0.40 per subscription receipt for aggregate gross proceeds of $1,265,500. On December 5, 2022, the Company issued an additional 2,225,000 subscription receipts at a price of $0.40 per subscription receipt for aggregate gross proceeds of $890,000. Each subscription receipt automatically converted, with no additional consideration, into one Common Share (as defined below) concurrent with the closing of the Transaction.

On February 17, 2023, the Company closed the Transaction, which included (a) consolidating its common shares on the basis of ten pre-consolidation shares to one post-consolidation share (each post-consolidation share, a "Common Share"); (b) issuing 92,000,000 Common Shares to the former BTQ AG shareholders; and (c) changing its name from "Sonora Gold & Silver Corp." to "BTQ Technologies Corp.".

In connection with the closing of the Transaction, on February 21, 2023, the Company voluntarily delisted its Common Shares from the TSX Venture Exchange and listed its Common Shares on Cboe Canada (formerly known as the NEO Exchange) under the symbol "BTQ".

From Transaction to Today

On March 2, 2023, the Company announced the alpha release of Keelung, a domain-specific language designed for fast, private, and secure application development.

On May 1, 2023, the Company entered into a Research and Collaboration Agreement with Hon Hai Precision Industry Co., Ltd, to collaborate on a submission to the National Institute of Standards and Technology ("NIST") in the United States for consideration in their Post-Quantum Cryptography ("PQC") standardization process.

On May 1, 2023, the Company was informed that it was the recipient of a US$10,000 grant from the Stellar Community Fund.

On May 1, 2023, the Company entered into a lease with WeWork for office space located in the Bentall II Tower located at 555 Burrard Street in Downtown Vancouver, BC for $3,180 per month for 12 months. This additional office space will be used for meetings with investors and potential clients, and for the hiring of both technical and non-technical personnel in Canada. On October 1, 2023, the Company increased office space at the Bental II Tower in Vancouver. The new monthly rate per month is C$10,100 for a reset commitment of 12 months.

On May 8, 2023, BTQ announced that it had commenced to trade on the OTCQX under the symbol "BTQQF".

On May 15, 2023, BTQ announced its acceptance into the Quantum Industry Canada (the "QIC") Consortium.

On May 22, 2023, BTQ was awarded a US$10,000 grant by StarkWare Industries. The grant was specifically awarded to implement BTQ's PQScale technique for digital signatures onto the StarkNet infrastructure.

On May 24, 2023, the Company announced the appointment of Lonny Wong, CPA, CA, as the new Chief Financial Officer of BTQ. Mr. Wong succeeded Robert Dinning, CPA, CA who resigned from the Company as at the date of the announcement.

On June 22, 2023, BTQ announced that it had joined leading quantum technology companies and research labs in the Quantum Energy Initiative, which seeks to develop energetic quantum advantage and build quantum technologies in a sustainable and responsible manner.

On June 26, 2023, the Company announced that it had received approval from the U.S. Patent and Trademark Office for its patent application, "A system and method for quantum-safe authentication, encryption, and decryption of information".

On July 5, 2023, the Company established a strategic research partnership with South Korea's International Research Institute for Cyber Security. The partnership aims to enhance the development of post-quantum cryptography, specifically focusing on SOLMAE signature scheme and other lattice-based cryptosystems.

On July 24, 2023, the Company announced the addition of Brandt Pasco, a legal and private equity professional, to its advisory board.

On July 27, 2023, the company announced that its quantum-secure signature technology "Preon" had been selected by the National Institute of Standards and Technology for consideration in their Post- Quantum Cryptography standardization process. The co-authors of this submission include Hon Hai Research Institute, the research arm of global leader Hon Hai Precision Industry Co., Ltd. (Foxconn).

On September 13, 2023, the Company entered into a collaboration agreement with Cimtech Technology Co. Ltd., a Taiwanese hardware development company. The term of the agreement was later extended to last until May 31, 2024, with Cimtech's deliverables being test reports related to BTQ's hardware development. The total amount payable to CimTech under the extended contract is $75,000 USD.

On September 18, 2023, the Company announced it had been selected for the 2023 Canada Quantum Technology R&D Mission to South Korea, and attended as a delegate in Korea from October 31st to November 2nd 2023.

On October 4, 2023, BTQ announced the advancement of its collaboration with ITRI to develop a security chip that utilizes QCIM (Quantum Computation in Memory) technology. This chip will be used for the computation of Kyber, an algorithm standardized by NIST.

On October 16, 2023, BTQ announced its ecosystem partnership with Cysic for Keelung, a zero-knowledge domain-specific language for fast, private and secure applications.

On October 19, 2023, BTQ announced the addition of Peter Rohde, an accomplished theoretical quantum computer scientist, to its technical team.

On October 30, 2023, BTQ expanded its office space at the Quantum Terminal in Sydney to host its technical team led by Gavin Brennen and Peter Rohde.

On November 1, 2023, BTQ entered into a new R&D Collaboration Agreement with Hon Hai Precision Industry Co., Ltd., under which BTQ agrees to act as Hon Hai's Canadian partner for the purpose of securing funding for academic collaborations in Canada from Mitacs, a nonprofit national research organization.

On November 29, 2023, BTQ terminated its Mixed-Signal Crypto Accelerator Technical Service Agreement with ITRI.

On November 29, 2023, BTQ and Hon Hai Research Institute announced a Research and Collaboration Agreement aiming to support the academic community by promoting the standardization of post-quantum cryptography.

On February 20, 2024, BTQ announced its participation in the Commonwealth Scientific and Industrial Research Organisation's Next Generation Emerging Technologies Graduates Program.

On March 13, 2024, BTQ announced its sponsorship with the Cybersecurity and Privacy Institute ("CPI") at the University of Waterloo and the establishment of a multi-year relationship for R&D collaboration.

On March 18, 2024, the Company announced a revised timeline for the filing of its annual consolidated financial statements for the year ended December 31, 2023 (the "Financial Statements") and the related management's discussion and analysis and certifications and annual information form (collectively, with the Financial Statements, the "Annual Filings"). The default in filing within the required 90 days is primarily due to delays relating to the restatement of the comparative period in the Financial Statements, comprising BTQ AG's financial statements for the period ended December 31, 2022, which were audited by another auditor. As a result of the delays, the Company applied for and received a management cease trade order under National Policy 12-203 Management Cease Trade Orders in respect of the default.

On May 3, 2024, the Company entered into a Software Consulting Agreement with ZKP Corp., a Delaware corporation, for which the Company will receive CAD$1,000,000 for the use of its proprietary software and the provision of related services.

Significant Acquisitions

The Company has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF BUSINESS

General

BTQ is a British Columbia corporation founded by a group of businesspeople and experienced post- quantum cryptographers with an interest in addressing the urgent security threat that a large-scale universal quantum computer poses to the blockchain network, where several potential quantum attack vectors may compromise the network. This paradigm shift requires a new direction in cryptography and blockchain design. BTQ is building a portfolio of intellectual property to safeguard the crypto asset class with energy efficient quantum processes and currently holds several patent applications for generating quantum algorithms. In addition to blockchain applications, the derived intellectual property the Company is building covers a wide range of mission-critical applications, including defense, financial services, insurance, and IoT devices.

Quantum computers can take a very large integer and find out its prime factor extremely rapidly by using Shor's algorithm. Theoretically, a universal large- scale quantum computer could be used to disrupt cryptocurrencies, break into digital wallets, and access and decrypt confidential communications. Ethereum and Algor, two of the most technologically advanced cryptocurrencies, announced plans to transition to post-quantum standards.

BTQ has strategically established a branch office in Taipei, Taiwan, home to the most advanced hardware and post-quantum ecosystems. The Taipei engineering office will focus on research and development related to post-quantum cryptography, eco-friendly proof of work proving, and formal verification within smart contracts platforms.

BTQ is listed on the Cboe Canada Exchange (previously known as the NEO Exchange) (the "NEO") under the symbol "BTQ", the OTCQX under the symbol "BTQQF" and the Frankfurt Stock Exchange under the symbol "NG3".

As a research-based company, BTQ Technologies Corp. is building a patent portfolio based on the research undertaken in its subsidiary's Taiwan office and elsewhere.

The Company intends to commercialize this intellectual property by way of software and hardware products, licensing agreements, as well as service contracts with large entities in the finance and technology sectors who will hire the Company as a third-party service provider when transitioning from current cryptography standards to post-quantum encryption.

Principal Products or Services

BTQ has one reportable operating segment, research and development, which has two principal areas of focus: hardware and software. Currently, BTQ has no commercial productions and is in the early stages of developing its proprietary hardware and software. In the near term for its hardware program, BTQ is planning to continue to develop its mixed-signal computing technology hardware. In the near term for its software program, BTQ is planning to research and develop a proprietary zero-knowledge proof programming language and compiler and BTQ's signature post-quantum Blockchain compression algorithm. In the long term, BTQ is planning to research and develop a formal verification programming language for use in application development.

Research and Development related to Hardware Products and Services

BTQ was engaged in the first phase of research of a proof of concept integrated circuit chip application (the "Computer Chip") with respect to a Compute-in-Memory ("CIM") implementation of a quantum-resistant hash function. Such research was in collaboration with ITRI with a tapeout submitted to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") for production with initial results expected in the near-term. Since entering into the ITRI Mixed-Signal Crypto Accelerator Agreement on March 1, 2022, ITRI and BTQ have been working with TSMC semiconductor fabrication plants in order to bring the Computer Chip into commercialization.

BTQ is also developing a security chip named QCIM, which involves both CIM technology and two post- quantum cryptographic algorithms, namely Kyber and Dilithium. BTQ's goal is to implement fast and efficient post-quantum cryptography (PQC) in hardware for blockchain and non-blockchain applications. BTQ is using a combination of in-house and subcontracted research in the development of QCIM, with the relevant outside party being CimTech (see material contracts summary below). QCIM is currently in a preliminary research and development phase, and is expected to be ready for commercialization by the end of 2025 or early 2026.

Research and Development related to Software Products and Services Software

Post-quantum Digital Signature Compression Algorithm

BTQ's proprietary post-quantum digital signature compression algorithm (the "Post-quantum Digital Signature Compression Algorithm"), which builds upon the foundation of BTQ's patents, aims to provide post-quantum scaling and supplemental services to existing blockchains by increasing transaction speeds and efficiency, lowering transaction costs and providing greater security. Scaling solutions relate to software deployed on existing blockchains to improve the transactional speed and lower transaction costs associated with user transactions. For example, several of Ethereum's scaling solutions improve its transactional efficiency by collecting transactions from multiple users and publishing a set of transactions to the Ethereum blockchain as a single transaction. This improves the speed and cost at which users transact over the network by increasing the number of transactions that get published in a block and distributing the cost of a single transaction across a group of users. Post-quantum signatures are digital signatures that are specifically designed to withstand attacks from quantum computers. The Post-quantum Digital Signature Compression Algorithm aims to protect users from attacks by both classical and quantum computers, thus offering two distinct advantages of scalability and security. Currently, the Post-quantum Digital Signature Compression Algorithm is in its development phase.

On August 14, 2022, BTQ filed a patent application in Europe for the application entitled "Improved Blockchain System and Method", which protects a method of aggregating two or more digital signatures together into a blockchain block, wherein the signature scheme is the Falcon signature scheme. This additional patent application, once registered, will complement BTQ's existing patents by protecting the underlying intellectual property which increases the range of services that BTQ anticipates providing. These services now include methods for authenticating, encrypting, and decrypting information in a quantum-safe manner and reducing the space required to transmit and store quantum-resistant digital signatures. All research and development related to the Post-quantum Digital Signature Compression Algorithm is being done in-house.

Quantum Proof-of-Work Mining

The other branch of BTQ's software arm is currently conducting research as to the general viability of applications of quantum computing to blockchain environments. On March 9, 2022, BTQ entered into the Macquarie Research Agreement with Macquarie University to research whether quantum computers could be used to perform proof-of-work proving for blockchain-based technologies and how such proof-of-work proving would be completed in a commercialized setting. BTQ has determined that one such direction is developing a quantum-proving algorithm to replace existing proving algorithms such as SHA-256, which is the cryptographic hash function which blockchain miners must solve in order to produce a new block on the blockchain. A quantum-proving algorithm can be used in the transition from classical-computing to quantum computing, allowing both types of computers to simultaneously partake in the proving process.

The research into creating a quantum proof-of-work proving infrastructure is in its preliminary phases and therefore the principal steps required for BTQ to commercialize such research have not yet been ascertained with certainty. However, if BTQ determines through its research and research partners that quantum- computing applications can be applicable to blockchain environments, BTQ anticipates it will need to develop proof-of-work proving-specific code and undertake significant platform research and development before the product would be commercially available.

Other Software Developments

Zero-Knowledge Programming Language and Compiler (Keelung)

On March 2, 2023, the Company announced the alpha release of Keelung, a domain-specific language designed for fast, private, and secure application development. Based on research in the field of post- quantum zero-knowledge cryptography, Keelung will empower developers to create secure and reliable post-quantum zero-knowledge proofs without the need for specialized cryptography skills. Both Keelung and its compiler have been implemented in Haskell, enabling developers to produce high-level zero- knowledge proofs protected by Haskell's type system while leveraging Haskell's extensive ecosystem and tooling. Keelung will be 100% open-source, allowing for transparency, collaboration, and community- driven development.

The Company is currently maintaining the open-source version of the product which was released to the public during Q4 2023. The Company is expanding backend integrations, which is expected to occur in Q3 2024, and working on providing support for targeting multiple proving systems (e.g. PLONK-based and STARK based). As of December 31, 2023, research efforts incurred to date on Keelung amount to $196,014, which represents the salary of two software engineers assigned to the product.

Production and Services

Currently, BTQ has no commercial productions and is in the research and development stages of advancing its proprietary hardware and software. Upon the successful conclusion of BTQ's research and development activities, BTQ will be relying on a hybrid model of producing, with respect to its software division, post- quantum blockchain infrastructure, zero-knowledge software tools and verifiable scripting products internally, while at the same time engaging certain preferred subcontractors to execute BTQ's proving hardware manufacturing contracts and research related to quantum proof-of-work with respect to in its hardware division.

Specialized Skills and Knowledge

BTQ relies on the specialized skill and knowledge of its employees and certain subcontractors for its research and development activities. In particular, team members must have expertise in quantum computing, blockchain systems, computer component manufacturing, regulatory systems, and software development.

Competitive Conditions

BTQ protects its brand and the intellectual property related to its hardware and software programs through a collection of trademark applications and patent applications in Canada, the United States and Europe and other registered intellectual property protections. As BTQ generates new data and further develops its proprietary intellectual property, it will expand its registrations throughout the development program and continue to take all the necessary steps to protect their intellectual property.

Quantum Computing

Large publicly-traded quantum companies exist in the quantum computing space, including: D-Wave Systems (NYSE: QBTS), IONQ (NYSE: IONQ) and Arqit Quantum (NASDAQ: ARQQ). However, these companies are not direct competitors of BTQ as their main goal is to build a commercial quantum computer with real-world useability. These companies are capital intensive and therefore well funded by both institutional investors and governments alike. The valuations of these companies range from US$50 million to over US$1 billion.

With this surge in funding and general investor interest and excitement in the industry, several companies are emerging in the post-quantum security space. There are various companies that try to tackle the same global problem as BTQ: getting today's infrastructure secured for the quantum revolution, however, the approaches vary widely based on cryptographic techniques, as well as end uses served and therefore is not a winner takes all market. In fact, other companies operating directly in the space may offer potential collaboration opportunities.

PQ Shield, for example, describes itself as "a post-quantum cryptography (PQC) company contributing to the global standards and core technologies to power the future security layer of the world's leading organizations. Its quantum-secure cryptographic solutions work with companies' legacy systems to protect sensitive data now and for years to come". PQ Shield mainly serves the defense and infrastructure, IoT and OEM markets.

Additionally, ISARA Corporation provides security solutions specializing in cryptographic risk management and in creating crypto-agile and quantum-safe security solutions for today's information technology ecosystems. ISARA Corporation broadly targets enterprises and governments. ISARA Corporation raised over $10 million in 2018 to fund its R&D efforts.

To date, BTQ has engaged in key strategic partnerships, notably through the Next Generation Emerging Technologies Graduates Program (NGETGP) in collaboration with CSIRO and top Australian universities. Additionally, BTQ is involved in developing open-source quantum computing software in partnership with the Australian Quantum Software Network (AQSN), enhancing its capabilities in quantum software development to further enhance collaboration opportunities. BTQ's publication of the "Proof-of-Work Consensus by Quantum Sampling" paper also enhances its competitive position by demonstrating real- world use cases for quantum computers much sooner than previously anticipated by the quantum industry.

Blockchain

In the blockchain space, large technology companies are building their own secured blockchains. For example, IBM offers blockchain services that help secure multiple aspects of critical industries like supply chains, banking, healthcare, and government. The goal of these blockchains is usually to streamline and scale processes in a secure manner. For example, SandboxAQ, an enterprise SaaS company, provides solutions at the nexus of AI and Quantum technology (AQ) to address some of the world's most challenging problems.

There are additional "public blockchain" protocols implementing post-quantum cryptography in blockchain environments. Algorand, a Proof-of-Stake cryptocurrency protocol, is focusing on integrating post- quantum cryptography to fortify their cross-chain applications in an effort to withstand attacks by sufficiently large quantum computers that try to alter the state of the blockchain. Starkware is another competitor who is preparing to defend against the growing threat of quantum computers. In 2018 Starkware raised $30M to build technology to improve blockchain scalability and security. zkSync is another competitor who is trying to improve blockchain scalability but is not aligned with BTQ's post-quantum security mission.

BTQ differentiates itself from its competitors with its work at the intersection of NIST standardised post- quantum cryptographic algorithms and blockchain. The Company works on developing next-generation cryptographic primitives like zero-knowledge cryptography to achieve advanced security and efficiency, which is novel in the space.

Post Quantum Cryptography

The global quantum cryptography market size was valued at over US$200 million in 2022 and is expected to grow at a CAGR of 22.6%, reaching over US$2,300 million by 2033. Primary competitors and market participants in the security hardware industry are those who develop and manufacture security chips. United Kingdom-based PQShield is a company focusing on post-quantum security intellectual property. BTQ's unique products, such as PQScale, Keelung, Kenting, and QCIM address different aspects of the quantum problem. By building tightly integrated solutions from hardware to software, the company sets itself apart from competitors by offering a full-stack service for post-quantum cryptography.

BTQ has engaged in several strategic collaborations to improve its competitive position. Notably, its partnership with Hon Hai Research Institute (part of Foxconn) aims to promote the standardization of PQC, thereby leading advancements in quantum-safe cryptography. The collaboration with ITRI and the development of quantum computation in memory technology for the Kyber algorithm are also significant, as they enhance BTQ's capabilities in providing secure and efficient PQC solutions.

New Products

Keelung

As described previously in this AIF, on March 2, 2023, the Company announced the alpha release of Keelung, a domain-specific language designed for fast, private, and secure application development. Both the Keelung language and compiler are open source under the Apache 2.0 License. Further developments have been made to the language, primarily for increasing support for efficient operations over post-quantum cryptographic primitives.

PQScale

We have made significant progress on PQScale, our quantum-resistant blockchain scaling solution that leverages zero-knowledge proofs to accelerate transactions and reduce costs. PQScale continues to evolve and deliver new services. We're very pleased to have been working on PQScale under several grants to integrate the technology into several platforms.

Kenting

Kenting remains at the forefront of specialized hardware development for post-quantum zero-knowledge proving. Our team has continued to innovate and refine our hardware solution, resulting in faster and more seamless service. The latest generation of Kenting hardware offers increased computational power, improved scalability, and enhanced reliability. We are currently looking to make the latest generation of Kenting hardware available on AWS EC2 F1 instances.

QByte

QByte continues to serve as a valuable resource for industry professionals, researchers, and enthusiasts, offering comprehensive coverage and analysis of the rapidly evolving quantum computing landscape. It is available to use online free of charge, and at this time no further development or commercialization of the products is being planned.

Preon

Preon is a post-quantum signature scheme developed by BTQ Technologies Corp. that has been selected as a candidate in the NIST Post-Quantum Cryptography Standardization Process. It is characterized by its small key size, rapid key generation, minimal assumptions, and flexible functionality, making it resistant to potential threats from both classical and quantum computers. Preon has been selected by NIST in the first round (additional signatures) for its post-quantum cryptography standardization process. BTQ anticipates further optimization of Preon in the coming months, as the current reference implementation's performance data is meant for expository purposes and not indicative of the scheme's potential in practice

Components

BTQ's hardware and software programs are still in their preliminary stages of research and development. As such, it is not yet possible to determine exactly what components or raw materials will be required, or what their pricing, availability and sources will be.

Intangible Properties

Through its wholly owned Liechtenstein subsidiary, BTQ currently owns a granted United States patent and several patent application, as below:

● EP22190335.4, a European patent application titled "Improved Blockchain System and Method" and filed on 14 August 2022;

● US 11,477,017 B2, a granted US patent titled "SYSTEM AND METHOD FOR QUANTUM -

SAFE AUTHENTICATION , ENCRYPTION , AND DECRYPTION OF INFORMATION", which was granted on 18 October 2022. This patent also has associated patent applications pending in Europe and Canada.

● WO2019069103A1, an WIPO patent application titled "System and method for quantum-safe authentication, encryption and decryption of information", which has corresponding applications in Europe, Canada, and United States, for which it acts as the priority filing.

● EP22214465.1, a European patent application titled "IMPROVED BLOCKCHAIN SYSTEM AND METHOD" and filed on 19 December 2022.

● EP23175874.9, a European patent application titled "Improved Blockchain System and Method" and filed on 27 May 2023.

● PCT/EP2023/072417, an international patent application titled "IMPROVED BLOCKCHAIN SYSTEM AND METHOD" was filed on 15 August 2023.

● PCT/EP2023/086754, an international patent application titled "Delayed Proof of Validity" and filed on December 19, 2023.

Through the same subsidiary, BTQ also owns a trademark application in Canada for the BTQ mark (App. No. 2114017), a trademark application in Taiwan for the BTQ mark (App. No. 111090627), and trademark applications in the United States for the BTQ mark (App. No. 97807750), the BTQ logo (App. No. 97807763), and the QCIM mark (App. No. 97807765).

Cycles

BTQ does not expect the development of its proprietary hardware and software to be subject to cyclical or seasonal forces.

Economic Dependence

As of the current reporting period, BTQ does not possess any contracts upon which its business is substantially dependent. This absence is attributed to the Company being in the research and development stage, where the Company's primary focus lies in the exploration and advancement of innovative solutions. Consequently, there are no prevailing contracts in place for the sale of a significant portion of Company's products or services, nor for the acquisition of substantial requirements of goods, services, or raw materials. Furthermore, The Company does not currently hold any franchise, license, or other agreements pertaining to the use of patents, formulas, trade secrets, processes, or trade names that are indispensable to its operations. Given Company's developmental status, the Company's business remains centred on refining and enhancing its offerings, thereby precluding the existence of contractual dependencies at this juncture.

Changes to Contracts

It is not expected that the business of the Company will be affected by the renegotiation or termination of contracts or sub-contracts in the current financial.

Environmental Protection

In the current financial year and for future years, the Company anticipates no significant financial or operational effects stemming from environmental protection requirements. As BTQ primarily engages in research and development, with a strong focus on the development of hardware and software solutions, the its operations are not subject to substantial environmental compliance obligations. Thus, the Company does not foresee any substantial impact on its capital expenditures, profit or loss, or competitive position as a result of environmental protection requirements. The Company's ongoing efforts center on the advancement of innovative technologies and solutions, and while it remains committed to environmental sustainability, its current business activities and strategic priorities do not expose us to substantial environmental compliance costs or obligations.

Employees

As of BTQs most recent financial year end, it has a total of 38 full-time employees.

Foreign Operations

BTQ has strategically established a branch office in Taipei, Taiwan, home to the most advanced hardware and post-quantum ecosystems. The Taipei engineering office focuses on research and development related to post-quantum cryptography, eco-friendly proof of work proving, and formal verification within smart contracts platforms.

BTQ also has a number of consultants working for the Company in Canada, Korea, Hong Kong, and Australia. The Company also maintains an office space in Sydney, Australia for use by its team of research consultants located there.

The bulk of BTQ's research and development is carried out by its personnel in Taipei and Sydney, while business development occurs primarily in Canada, Hong Kong, and Europe.

Lending and Grants

On December 1, 2022, BTQ's wholly owned subsidiary BTQ AG entered into a Venture Loan Agreement with MEV Trading Inc., a Delaware entity, under which BTQ AG loaned MEV Trading Inc. US$1,000,000. The loan has been repaid in full.

On August 22, 2023, BTQ executed a loan agreement with Kaori Tanaka, its head of Japan operations at the time, in the amount of 5 million Japanese Yen, the threshold capital requirement for setting up a Japanese subsidiary that would meet the Company's requirements. After a decision was later made not to proceed with establishment of a Japanese subsidiary at this time, the loan was later repaid in full on December 1, 2023.

On November 23, 2023, BTQ entered into an agreement with Abelian Foundation Ltd., which received a research grant from BTQ in the amount of US$36,520 subsequent to December 31, 2023.

The Company does not have any dedicated investment policies or investment restrictions

Bankruptcy and Similar Proceedings

There have been no bankruptcy, receivership, or similar proceedings initiated against the Company or any of its subsidiaries within the three most recently completed financial years, nor during or proposed for the current financial year.

Reorganizations

The Company completed the Transaction in February 2023. See "General Development of Business".

Social and Environmental Risks

The Company does not have any social or environmental policies.

RISK FACTORS

Readers should carefully consider all such risks, which include but are not limited to the following:

General Risks

Limited Operating History

BTQ has a limited history of operations and is in the early stage of development. As such, BTQ will be subject to many risks common to early stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue. There is no assurance that BTQ will achieve its operating goals. There is no assurance that BTQ will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that BTQ will be able to earn material revenue or that any of its activities will generate positive cash flow.

Future Capital Requirements and Uncertainty of Additional Funding

The Company may require funding through debt or equity offering for its ongoing and future activities. There can be no assurance that BTQ will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain additional financing could cause BTQ to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other BTQ securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for BTQ to obtain additional capital and to pursue business opportunities.

Operational Reliance on Third-Party Providers

The Company relies upon independent third-party services providers. The Company's operations could be interrupted or impaired if these third-party service providers experience operational or other systems difficulties or failures, terminate their services, or fail to comply with regulations. Replacing vendors or addressing other issues with the Company's third-party service providers could entail significant delay, expense, and disruption of service. As a result, if the third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services and the Company is unable to replace them  with other service providers in a timely manner, the Company's operations could be interrupted. If an interruption were to continue for a significant period, the Company's business, financial condition, and results of operations could be adversely affected.

Competition

The Company will compete with other post-quantum cryptography and technology businesses, including other businesses focused on applying post-quantum cryptography to blockchain. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company's competitors have significantly greater financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company's prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

If the Company is not able to differentiate our business from those of our competitors, drive value for customers or effectively align its financial and operations resources with its goals and objectives, it may not be able to compete effectively against its competitors. If the Company fails to compete effectively against its competitors, its business and profitability may be adversely affected.

Compliance and Risk Management Programs

The Company's ability to comply with applicable laws and rules will be largely dependent on the establishment and maintenance of compliance, review, and reporting systems, as well as the ability to attract and retain qualified compliance and other risk-management personnel, as needed. The Company cannot provide any assurance that its compliance policies and procedures will be effective or that it will be successful in monitoring or evaluating its risks. If there is any alleged non-compliance with applicable laws or regulations, The Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may materially and adversely affect BTQ's reputation, financial condition and valuation, and the value of its Common Shares.

Unexpected Market Disruptions

The Company may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that, in disrupted markets, many positions may become illiquid,  making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events, or other factors, may from time to time cause dramatic losses for BTQ.

COVID-19 Pandemic

The ongoing global pandemic involving the novel coronavirus, COVID-19, has caused companies and various governments to take measures and impose restrictions to combat the pandemic, such as quarantines, closures, cancellations and travel restrictions. The effects of COVID-19 and such measures and restrictions have negatively affected asset values and increased volatility in the financial markets. At the time of this filing, it is impossible to predict the extent to which any worsening or continuation of the pandemic may negatively impact tBTQ's business, liquidity, capital resources and financial results.

Dependence on Key Personnel

The success of BTQ will, in part, be dependent upon the skill, judgment, industry relationships and expertise of the Board and management. The loss of a director or key management personnel may materially and adversely affect the business of BTQ. There can be no assurance that these individuals will continue to be employed by, or remain involved with, BTQ for a particular period of time.

Market Risk for Securities

There can be no assurance that an active trading market for BTQ's shares will be sustained. The market price for the Company's Common Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of BTQ's securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. Market forces may render it difficult or impossible for BTQ to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their Common Shares during periods of such market price decline.

Foreign Exchange Risk

The Company is a Canadian company, and most of its expenses and fundraising is done in Canadian dollars, however, its operations are predominantly denominated in U.S. dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar could result in a decrease in the real value of the Company's revenues and adversely impact financial performance.

Tax

No assurance can be given that new taxation rules will not be enacted or existing rules will not be applied in a manner which could result in BTQ being subject to additional taxation or which could otherwise have a material adverse effect on BTQ's results from operations and financial condition.

Litigation

BTQ may be subject to litigation arising out of, or related to, its operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact BTQ's operations and the value of its Common Shares. While BTQ expects to assess the merits of any lawsuits and defend such lawsuits accordingly, it may be required to incur significant expense or devote significant financial  resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on BTQ's operations and its Common Shares.

Investment Risk

There is no assurance that BTQ will achieve its investment objective. An investment may not earn any positive return and may result in the loss of some or all of the capital invested.

Ability to Generate Profits

There can be no assurance that BTQ will generate net profits in future periods. Further, there can be no assurance that BTQ will be cash flow positive in future periods. In the event that BTQ fails to achieve profitability in future periods, the value of the Common Shares may decline. In addition, if BTQ is unable to achieve or maintain positive cash flows, BTQ would be required to seek additional funding, which may not be available on favourable terms, if at all. This risk is a factor which indicates a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Management of Growth

The Company has recently experienced, and may continue to experience, growth in the scope of its operations. This growth has resulted in increased responsibilities for BTQ's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, BTQ will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that BTQ will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support BTQ's operations.

Reliance on Key Personnel

BTQ's future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company will rely on a limited number of key employees, consultants and members of senior management and there is no assurance that BTQ will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on BTQ's business, financial condition and prospects.

Dividends

BTQ does not currently have plans to pay regular dividends on its Common Shares. Any declaration and payment of future dividends to holders of Common Shares will be at the sole discretion of BTQ Board and will depend on many factors, including the financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations of BTQ that BTQ Board deems relevant. Shareholders of BTQ may not receive funds without selling their Common Shares.

Business and Industry Risks

Regulatory Risks.

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on BTQ's business operations.

The activities of the Company may be subject to regulation by governmental authorities. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. The effect of future regulatory change could materially and adversely affect the Company.

Reliance on Internally & Externally Built Software, Data and Intellectual Property

BTQ's business is dependent on internally and externally developed software, data, and intellectual property. Its operations may be severely and adversely affected by the malfunction of such technology.

Failure to protect the Company's intellectual property could harm its ability to compete effectively. The Company is highly dependent on its ability to protect its proprietary technology. The Company intends to rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company intends to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of the Company's intellectual property rights may be difficult, particularly in some nations outside of North America in which the Company may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of the Company's proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of the Company's products represents a loss of revenue to the Company. Despite the precautions the Company may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that the Company regards as proprietary. Also, the Company's competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company's technologies. The Company's competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Banks Accounts and Services

A number of companies that provide blockchain-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to blockchain-related companies, or companies that accept digital assets, for a number of reasons, such as perceived compliance risks or costs.

Insurance

BTQ intends to insure its operations in accordance with technology industry practice. However, given the novelty of digital assets and associated businesses, such insurance may not be available, may be uneconomical for BTQ, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on BTQ.

Cybersecurity Risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects BTQ might cause disruptions and adversely affect its business operations, and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Enforcement of Judgments Against Foreign Persons

BTQ was incorporated under the Personen- and Gesellschaftsrecht in the Principality of Liechtenstein, and most of its operations are currently located in Liechtenstein and Taipei. Investors should be aware that some of the directors and officers of BTQ will be located outside of Canada and, as a result, it may be difficult to enforce a Canadian court judgment based upon the civil liability provisions of Canadian securities laws against BTQ or any of these persons in a Canadian or Liechtenstein court, or to affect service of process upon these persons in Canada. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada. Also, if Canadian law is found to be applicable to a claim which the Liechtenstein or Taipei court can and is prepared to hear, the content of applicable Canadian law must be proved as a fact by expert witnesses, which can be a time‐consuming and costly process. If proceedings were to be brought in Liechtenstein or Taipei, all procedural matters may be required to be governed by Liechtenstein or Taipei law. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims in original actions instituted in Liechtenstein or Taipei.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities since the completion of the Transaction. The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and do not currently anticipate paying dividends on the subordinate voting shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, the Company's financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, of which there are 124,203,879 issued and outstanding as of the date of this AIF. Each Common Share entitles the holder thereof to one vote per Common Share at meetings of the shareholders of the Company, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up. Shareholders have no pre-emptive rights, subscription or conversion rights.

All Common Shares are of the same class with equal rights and privileges. Shares are not subject to future calls or assessments. The Corporation may issue additional Shares and options therefore from time to time on terms and conditions acceptable to the directors.

Warrants

As at the date of this AIF, the Company has 232,936 Common Share purchase warrants outstanding, exercisable to purchase Common Shares for $0.40 per Common Share until February 17, 2025.

Options

The Company has a "rolling" long-term omnibus equity incentive plan ("Omnibus Plan"), which was recently reapproved by shareholders at the Company's 2023 annual general meeting held on August 30, 2023. The Omnibus Plan provides flexibility to the Company to grant equity-based incentive awards in the form of the Company's options ("Options"), restricted share units ("RSUs"), preferred shared units and deferred share units.

the Omnibus Plan provides that the aggregate maximum number of the outstanding common shares of the Company that may be issued upon the exercise or settlement of awards granted under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares from time to time. The aggregate number of common shares (a) issuable to insiders at any time (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares and (b) issued to insiders within any one-year period (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares. All directors, employees and consultants are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the sole and absolute discretion of the Plan Administrator. Additional information can be found in the Company's Omnibus which is available on SEDAR+.

As of the date of this AIF, the Company has 7,910,000 Options outstanding under the Omnibus Plan and 4,510,888 Options remain available for grant.

An Option entitles a holder thereof to purchase a prescribed number of Common Shares at an exercise price set at the time of the grant. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant.

The options are more fully described in the Company's Omnibus which is available on SEDAR+.

Restricted Share Units

As of the date of this AIF, the Company has 1,235,000 restricted share units outstanding under the Omnibus Plan. An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or the value thereof) for each RSU after a specified vesting period. Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) a cash payment or (c) a combination of common shares and cash. The RSUs are more fully described in the Company's Omnibus Plan which is available on SEDAR+.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on (i) the Cboe Canada exchange under the symbol "BTQ"; (ii) the OTCQB Market under the symbol "BTQQF"; and (iii) the Frankfurt Stock Exchange under the symbol "NG3".

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of Common Shares on Cboe Canada from February 21, 2023 (the date of their initial trading) up to the date of this AIF:

Share Price in C$

Date	High	Low	Average Daily Volume
February 21 - February 30, 2023	0.8	0.45	68,853
March 2023	0.53	0.35	33,090
April 2023	0.46	0.34	30,751
May 2023	0.65	0.45	98,930
June 2023	0.75	0.45	165,264
July 2023	0.80	0.55	67,128
August 2023	0.66	0.55	35,323
September 2023	0.57	0.45	72,677
October 2023	0.60	0.42	45,043
November 2023	0.435	0.38	29,203
December 2023	0.82	0.39	101,886

Prior Sales

The following table sets for the details regarding all issuances of the Company's securities that are outstanding but not listed or quoted on a marketplace, including issuances of all securities convertible or exchangeable into shares of the Company, during the most recently completed financial year:

Date of Issuance	Type of Security Issued	Number of Securities	Issue / Exercise Price	Reason for Issuance
February 17, 2022	Subscription Receipts	18,001,250	$0.40 (Issue Price)	Issued pursuant to subscription receipts for private placement offering in connection with Transaction.
February 17, 2022	Stock Options	6,635,000	$0.40 (Strike Price)	Stock options issued to company employees and consultants in conjunction with the public listing
March 2, 2023	Stock Options and Restricted Stock Units	200,000	$0.53 (Strike Price for Options)	Compensation for consultant
March 10, 2023	Stock Options	500,000	$0.43	Stock options issued to key employee
April 11, 2023	Stock Options	500,000	$0.40	Stock options issued to consultant
April 12, 2023	Restricted Stock Units	2,100,100	n.a.	Restricted stock units issued for various consultant
May 18, 2023	Stock Options and Restricted Stock Units	430,000	$0.45 (Strike Price for Options)	Part of compensation package for Chief Financial Officer
June 9, 2023	Stock Options	60,000	$0.65	Stock options issued to consultant
June 22, 2023	Stock Options	150,000	$0.64	Stock options issued to a key employee and a consultant
September 5, 2023	Stock Options	100,000	$0.57	Stock options issued to a key employee
October 6, 2023	Restricted Stock Units	100,000	n.a.	Restricted stock units issued to a consultant

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTIONS ON TRANSFER

The Common Shares that are subject to escrow or contractual restrictions and the percentage of our outstanding Common Shares represented by such Common Shares, are set out below.

Designation of Class	Number of Securities in Escrow or Subject to Contractual Restrictions	Percentage of Class
Common Shares	11,312,500(1)	9.33%

(1) These Common Shares may not be sold, transferred, hypothecated or otherwise traded until February 21, 2026.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as of the date of this AIF, the names of the directors and officers of the Company, the province or state, and country of residence of each such director and officer, their respective positions and offices held with the Company and their principal occupations during the last five years. The term of office of each of the directors expires at the next annual general meeting of shareholders or until their successor is elected or appointed.

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
Olivier Roussy Newton Zug, Switzerland Chief Executive Officer and Director	February 17, 2023	Entrepreneur; President of EV Technology Group; Founder of Latent Capital; Co-Founder of DEFI Technologies; former director of Hive Blockchain Technologies Ltd.
Lonny Wong Vancouver, Canada Chief Financial Officer	May 18, 2023	Partner at Saturna Group Chartered Professional Accountants LLP, a boutique firm located in Vancouver, BC

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
Nicolas Roussy Newton Taipei City, Taiwan Chief Operating Officer and Director	February 17, 2023	Entrepreneur; Investor
Peter Lavelle Taipei, Taiwan Corporate Secretary and Chief Legal Officer	February 17, 2023	Legal counsel for BTQ AG; associate lawyer with Winkler Partners from November, 2017 to November, 2020
Ming-Yang Chih Taipei, Taiwan Chief Strategy Officer	February 17, 2023	Chief Executive Officer of Chelpis Co., Ltd.
Po-Chun Kuo Taipei, Taiwan Chief Technical Officer	February 17, 2023	Various positions with BTQ, including Chief Technical Officer, Head Cryptographer and Crypto Engineer, 2021 to Present; Consultant
Michael Resendes Toronto, Ontario Director	February 17, 2023	Regional Controller at the Dilwari Group of Companies; director of Sonora Gold & Silver Corp.
Johan Wattenstrom Zug, Switzerland Director	February 17, 2023	Chief Executive Officer of Nortide Capital AG
Kevin Mulhern Toronto, Ontario Director	February 17, 2023	Vice President of Business Operations of Broadridge; formerly CEO and Founder of Advisor Stream Ltd.

As of the date of this AIF, all directors and executive officers of BTQ, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 44,678,000 Common Shares, representing 36.19% of all outstanding Common Shares.

Biographies

Olivier Roussy Newton - Chief Executive Officer; Director. Mr. Roussy Newton founded and led HIVE Blockchain Technologies, the first crypto mining company to list publicly in 2017. He is a partner at Latent Capital, an investment fund focused on quantum computing, financial technology and bioinformatics. He is also a co-founder and President of EV Technology Group Ltd. (EVT). Mr. Roussy Newton co-founded DeFi Technologies Inc, which bridges the gap between centralized and decentralized finance. Defi Technologies is listed in Canada under the ticker NEO: DEFI. He is also a founder and director of Valour Inc. He is currently the managing director of BTQ AG.

Lonny Wong - Chief Financial Officer. Mr. Wong is a partner of Saturna Group Chartered Professional Accountants LLP. Saturna Group is a boutique firm located in Vancouver, BC, which specializes in providing auditing, assurance, financial reporting, and consulting services to public companies and companies looking to go public. He has over 25 years of public practice experience. Prior to co-founding Saturna Group in 2008, he worked at an independent mid-sized firm in Vancouver, BC. He holds a Bachelor of Arts from the University of British Columbia and is a Chartered Professional Accountant.

Nicolas Roussy Newton - Chief Operating Officer and Director. Mr. Roussy Newton is a serial entrepreneur, and is a director of Novus Paradigm, which incubates new companies working on quantum- related technologies.

Peter Lavelle - Corporate Secretary and Chief Legal Officer. Mr. Lavelle is a Canadian lawyer with experience working in corporate and intellectual property law in Canada, China, and Taiwan. He is currently based in Taipei, Taiwan.

Ming-Yang Chih - Chief Strategy Officer. Mr. Chih is also the founder and CEO of Chelpis Co., Ltd., a Taiwan-based company that is focused on post-quantum cryptography. He has worked on secure product development for over 10 years in fields including healthcare, blockchain, the internet of things, and mobile applications.

Po-Chun Kuo - Chief Technology Officer. Mr. Kuo holds a PhD in Computer Science from National Taiwan University. He has extensive experience working as a consultant with various tech companies in Taiwan, as well as at Academia Sinica.

Michael Resendes - Director. Mr. Resendes holds a designation as a Chartered Professional Accountant with CPABC and a bachelor of accounting from the British Columbia Institute of Technology. Mr. Resendes has over 20 years of experience in accounting, primarily in the automotive finance industry as a controller and assistant manager. Since September, 2017, Mr. Resendes has been the Regional Controller at the Dilwari Group of Companies.

Johan Wattenstrom - Director. Mr. Wattenstrom has over 25 years of experience in the financial service industry. He has founded and exited two companies within the digital asset space and also founded and built several businesses within the proprietary trading, market making, financial products and brokerage spaces. He is the current CEO and co-founder of Nortide Capital AG, an investment and proprietary trading firm that is active across all asset classes, and is the COO and co-founder of Valour Inc., a technology company focused on expanding investor access to decentralised technologies. Within the traditional equity space, he has built three proprietary trading businesses, which included trading systems and development of risk systems, as well as establishing prime brokerage setup and best practice accounting and legislative frameworks. Mr. Wattenstrom has a bachelor's degree of business administration and economics with an emphasis on corporate financing and derivatives from Stockholm University.

Kevin Mulhern. Mr. Mulhern is an entrepreneur who brings a deep background in the financial service industry. He has worked for both large and boutique wealth management firms, and in new media, big data, and web-based services. After witnessing a growing need for marketing automation, Mr. Mulhern brought together a team of like-minded technology and experienced industry experts in 2013 to launch the award- winning AdvisorStream digital marketing platform, which automates millions of personalised communications each week for Advisors across the US, Canada, and the UK. Mr. Mulhern has a Bachelor's degree from the University of Western Ontario.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than the Company's current cease trade order or as otherwise disclosed herein, to the best of the Company's knowledge, no director, executive officer or Promoter of the Company is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a) was the subject of a cease trade or similar order that denied the relevant company access to any exemptions under applicable securities legislation that was in effect for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the directors, officers, Insiders or Promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of the directors, officers, Insiders or Promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors, officers, Insiders and Promoters of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms, unless otherwise permitted by applicable laws. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best  interests of the Company.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its Promoters, directors and officers or other members of management of the Company or of any proposed Promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee consists of individuals who are "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees. The Company's Audit Committee is comprised of Michael Resendes, Kevin Mulhern, and Johan Wattenstrom. Each member of the Audit Committee has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of the Audit Committee, see the relevant biographical experiences for each member under the heading "Directors and Officers - Name, Occupation and Security Holdings" in this AIF.

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee's role of providing oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The mandate of the Audit Committee is set out in the written charter of the Audit Committee. A copy of the Audit Committee charter is included as Appendix "A" hereto.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee charter of the Company. The full text of the Company's Audit Committee charter is disclosed in Appendix "A" to this AIF.

External Auditor Service Fees

Audit Fees

BDO Canada LLP has issued progress billings of $245,00 to date for the year ended December 31, 2023 for audit fees.

BTQ AG's former external auditor, BDO (Liechtenstein) AG, billed BTQ AG US$21,988 for the year ended December 31, 2022 for audit fees.

Audit-Related Fees

BDO Canada LLP billed the Company $nil for the year ended December 31, 2023 for assurance and related services related to the performance of the audit or review of the Company's financial statements, which are not included in audit fees.

BDO (Liechtenstein) AG billed BTQ AG $nil for the year ended December 31, 2022 for assurance and related services related to the performance of the audit or review of BTQ AG's financial statements, which are not included in audit fees.

Tax Fees

The Company's external auditor, BDO Canada LLP, billed the Company $nil for the year ended December 31, 2023 for tax fees.

BTQ AG's former external auditor, BDO (Liechtenstein) AG, billed BTQ AG $nil for the year ended December 31, 2022 for tax fees.

All Other Fees

No other fees were charged by the external auditors for the years ended December 31, 2023 and 2022.

PROMOTERS

No person is or has been within the two financial years immediately preceding the date hereof, or during the current financial year, a Promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

Olivier Roussy Newton and Nicolas Roussy Newton, directors and executive officers of the Company, are shareholders of ZKP Corp., a party to the Software Consulting Agreement. For more information on the Software Consulting Agreement, see "General Development of the Business - Three Year History of the Company - From Transaction to Today".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no actual or pending legal proceedings material to the Company that the Company is or was a party to, or that any of its property is or was the subject of, since the beginning of the Company's most recently completed financial year. In addition, the Company is not currently aware of any such legal proceedings being contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is BDO Canada LLP.

The Company's register and transfer agent is Computershare Investor Services Inc. at its office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Except as described herein, the Company has not entered into any material contracts in the past two years from the date hereof, other than contracts entered into in the ordinary course of business:

● The R&D Collaboration Agreement between BTQ Technologies Corp. and Hon Hai Precision Industry Co., Ltd., entered into on November 1, 2023, according to which BTQ will secure funded research collaboration arrangements at Canadian universities on behalf of Hon Hai, and for which Hon Hai will provide funding of 4,680,000 TWD.

Except as described herein, none of the subsidiaries of the Company have entered into any material contracts within the two years before the date of this AIF, other than contracts entered into in the ordinary course of business:

● The Mixed-Signal Crypto Accelerator Technical Service Agreement entered into on March 1, 2022 among BTQ AG and Industrial Technology Research Institute of Taiwan (ITRI), a research institute in Taiwan, which was terminated on November 29, 2023. According to the terms, BTQ AG would pay US$675,000 to ITRI in exchange for ITRI's assistance in developing BTQ's hardware.

● The Research and Collaboration Agreement between BTQ AG and Hon Hai Precision Industry Co., Ltd, entered into on May 1, 2023, according to which Hon Hai paid BTQ 6,000,000 TWD for a collaboration on a submission to NIST's post-quantum cryptography standardization process.

● The Research Collaboration Agreement between BTQ AG and Chelpis Co., Ltd., entered into on July 21, 2022, and which ended on December 21, 2022. This was a collaboration for the development of BTQ's Keelung programming language. According to the contract, BTQ was to pay US$130,000 to Chelpis for its services.

● The Software Consulting Agreement entered into on May 3, 2024, with ZKP Corp., a Delaware corporation, for which the Company will receive $1,000,000 for the use of its proprietary software and the provision of related services. The agreement has a term of one year.

● The contract research agreement entered into on February 28, 2022 between BTQ AG and Macquarie University located in Australia, under which BTQ would pay 266,928 AUD to conduct a research program using Macquarie faculty members, with BTQ having full ownership of the output intellectual property.

● The Venture Loan Agreement with MEV Trading Inc., a Delaware entity, under which BTQ AG loaned MEV Trading Inc. US$1,000,000. The loan has been repaid in full.

INTEREST OF EXPERTS

The Company's external auditor during the year ended December 31, 2023 was BDO Canada LLP. BDO Canada LLP has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca l

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, may be found in the Company's Management Information Circular,, which is also available on the Company's profile on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the Company's audited annual consolidated financial statements and the management's discussion and analysis for its most recently completed financial year.

APPENDIX "A"

BTQ TECHNOLOGIES CORP. (the "Company")

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the audit committee (the "Audit Committee") of the directors of the Company (the "Board") is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

• The integrity of the Company's financial statements;

• The Company's compliance with legal and regulatory requirements;

• The qualifications and independence of the auditors of the Company; and

• The performance of the Company's internal audit function and independent auditors.

The Audit Committee will also assist the Board by establishing appropriate procedures for receiving, reviewing and deciding on appropriate action for any and all complaints received relating to accounting, internal accounting controls or auditing matters. The Audit Committee will also accommodate confidential, anonymous submission, of concerns regarding questionable accounting or auditing matters, by submitted by employees of the Company.

Audit Committee Responsibilities

The Audit Committee shall:

• Ensure that this Audit Committee Charter is reviewed and kept current and relevant on an annual basis with any changes or adjustments to be adopted by the Board as needed;

• With respect to the independent auditor of the Company: o recommend to the Board, the independent auditor to be appointed for the purpose of preparing and issuing an auditor's report on the annual financial statements of the Company or performing other audit, review or attest services for the Company;

o recommend to the Board the compensation of the independent auditor for those services;

o establish a clear and unambiguous relationship with the independent auditor that establishes that the Audit Committee is responsible to oversee the work of the independent auditor and that the independent auditor while responsible to the shareholders of the Company, will report directly to the Audit Committee.

• With respect to the audit process: o meet with the independent auditor, or make other suitable arrangements to review the audit plan with the independent auditor and management in advance of commencement of audit work;

o establish, with management, a reporting process whereby any and all issues that may arise before, during the course of, or after completion of the independent audit process including, but not limited to, disagreements between management and the independent auditor over the accounting treatment or nature of any transaction or valuation of any transaction, asset or liability; or potential weakness or concern, raised by the independent auditor over any aspect of the Company's system of internal controls; or any potential weakness or concern, raised by the independent auditor over any aspect of the process of reporting to shareholders, are reported directly to the Audit Committee as they may arise;

o establish, with the independent auditor, a reporting process whereby any and all issues that may arise before, during the course of, or after completion of the independent audit process including, but not limited to, disagreements between management and the independent auditor over the accounting treatment or nature of any transaction or valuation of any transaction, asset or liability; or potential weakness or concern, raised by the independent auditor over any aspect of the Company's system of internal controls; or any potential weakness or concern, raised by the independent auditor over any aspect of the process of reporting to shareholders, are reported directly to the Audit Committee as they may arise;

o meet with the independent auditor and management to review all material audit findings and resolve any and all areas or issues in dispute between the independent auditor and management to the satisfaction of the Audit Committee;

o report to the Board on the completion of the audit process prior to the release of resulting financial statements to the public.

• review the Company's financial statements and MD&A both for the annual report and all interims reports and press releases prior to release of such information to the public;

• ensure adequate procedures are established over the review of any public disclosure of any financial information extracted or derived from the Company's financial statements and periodically review such procedures to ensure their continuing adequacy;

• review any and all proposed non-audit services to be supplied to the Company by the independent auditor and approve any such services and terms in advance of commencement of any such services; or establish appropriate procedures where a designate of the Audit Committee can approve such services in advance; or establish a procedure where such services would be considered to fit the definition of 'De Minimus' non-audit services and subject to pre-approval by the Audit Committee on the condition that any such services are promptly reported by both management and the independent auditor directly to the Audit Committee;

• establish effective procedures for the receipt, review and deciding on appropriate action for any and all complaints received relating to accounting, internal accounting controls or auditing matters; and to accommodate confidential, anonymous submission, of concerns regarding questionable accounting or auditing matters, by employees of the Company.

Responsibilities of the Audit Committee Chair

The fundamental responsibility of the Audit Committee Chair is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chair's responsibilities shall include:

• Working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

• Providing leadership to the Audit Committee and presiding over Audit Committee meetings;

• Ensuring that the Audit Committee is properly organized and effectively discharges its duties;

• Facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

• Reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee;

• Leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate;

• Taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate; and,

• Reporting to all other members of the Board any circumstances or instances where the Audit Committee has or appears to be likely to fail in carrying out its mandate.

Authority of the Audit Committee

• By the adoption of this Charter, the Audit Committee is authorized to:

• Select the independent auditor to be recommended to the Board for appointment and to negotiate fees for audit services with the independent auditor;

• Engage independent counsel and/or other advisors, as considered necessary by the Audit Committee to discharge its responsibilities hereunder;

• To determine fees payable for such services and allocate funds for payment of these fees;

• Communicate directly with any members of staff, management and with independent auditors in relation to the activities of the Audit Committee;

• Report regularly to the Board;

• Review and assess its mandate and recommending any proposed changes to the Corporate Governance and Nominating Audit Committee of the Board; and

• Evaluate the functioning of the Audit Committee on an annual basis.

Composition

The Audit Committee shall consist of at least three members of the Board, each of whom shall be appointed by the Board annually, and as vacancies arise. If an appointment of the members of the Audit Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

Each member of the Audit Committee shall be financially literate or shall take reasonable effort to become financially literate upon appointment to the Audit Committee.

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a Director.

A majority of the members of the Audit Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

The Chairman of the Audit Committee shall be appointed from time to time by the Board and shall be an independent director and shall also be financially literate at the time of the appointment.

Meetings

The time and place of the meetings of the Audit Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chair of the Audit Committee.

Meetings of the Audit Committee may be conducted in person or via telephone or teleconference call, at the discretion of the Audit Committee Chair.

The Audit Committee shall hold regular in-camera meetings.